UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Westcott Products Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

95752H 201
(CUSIP Number)

Callie Jones

175 South Main Street

Fifteenth Floor

Salt Lake City, Utah 84111

(801)303-5721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Oil & Gas Technology Consultants Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ¨ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1) PF(2)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

960,000 shares of Common Stock.

100 shares of Series A 6% Convertible Preferred Stock convertible into 142,858 shares of Common Stock and 142,858 warrants to purchase Common Stock of the Company at $1.35 per share within three years.

	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 960,000 shares of Common Stock. 100 shares of Series A 6% Convertible Preferred Stock.
	10	SHARED DISPOSITIVE POWER 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,000 shares of Common Stock.

100 shares of Series A 6% Convertible Preferred Stock convertible into 142,858 shares of Common Stock and 142,858 warrants to purchase Common Stock of the Company at $1.35 per share within three years.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.68% (3)

14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Oil & Gas Technology Consultants Inc. received (through its membership in Chisholm Partners II, LLC) 960,000 shares as consideration for the Merger that was effected on June 2, 2014.

(2)

Oil & Gas Technology Consultants Inc. also subscribed in the Offering that closed on June 3, 2014 for 100 shares of the Series A 6% Convertible Preferred Stock.

(3)

Based on the 12,500,000 shares of Common Stock of the Issuer being outstanding or issuable as of June 8, 2014.

Item 1.

Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D ”) relates is the common stock, $0.001 per share par value (the “ Common Stock ”), and the Series A 6% Convertible Preferred Stock (the “Preferred Stock”) of Westcott Products Corporation, a Delaware corporation (the “ Issuer ”), with its principal executive offices at 112 Loraine South, Suite 266, Midland, Texas 79701.

Item 2.

Identity and Background

(a) This Schedule 13D is filed by Oil & Gas Technology Consultants Inc.

(b) The principal business address of Oil & Gas Technology Consultants Inc. is Citco Bldg., Wickhams Cay, Road Town, Tortola, BVI.

(c) The principal business of Oil & Gas Technology Consultants, Inc., a British Virgin Islands corporation is to invest in oil & gas companies and is located at Citco Bldg., Wickhams Cay, Road Town, Tortola, BVI.

(d) During the last five years, Oil & Gas Technology Consultants, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Oil & Gas Technology Consultants, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Oil & Gas Technology Consultants, Inc. is a British Virgin Islands corporation.

Item 3.

Source and Amount of Funds or Other Consideration

Oil & Gas Technology Consultants acquired 960,000 shares at $0.001 per share as its pro rata consideration for the Merger that was effectuated on June 2, 2014 between the Company and Dala Petroleum Corp. Oil & Gas Technology Consultants also subscribed 100 shares of Series A 6% Convertible Preferred Stock, par value $0.01, in the Company’s Offering that closed on June 3, 2014.

Item 4.

Purpose of Transaction

None.

Item 5.

Interest in Securities of the Issuer

(a) As of the date hereof, Oil & Gas Technology Consultants, Inc. beneficially owns 960,000 shares of common stock of the Company (approximately 7.68%) and 100 shares of Series A 6% Convertible Preferred Stock of the Company (approximately 4.9%)

(b) Number of shares as to which such person has:

Sole power to vote or to direct vote:  960, 00 shares of common stock.

Shared power to vote or to direct the vote:  0.

Sole power to dispose or to direct the disposition of: 960,000 shares of common stock and 100 shares of Series A 6% Convertible Preferred Stock.

Shared power to dispose or to direct the disposition of: 0.

(c)  Oil & Gas Technology Consultants acquired 960,000 shares at $0.001 per share as its pro rata consideration for the Merger that was effectuated on June 2, 2014 between the Company and Dala Petroleum Corp. Oil & Gas Technology Consultants also subscribed 100 shares of Series A 6% Convertible Preferred Stock, par value $0.01, in the Company’s Offering that closed on June 3, 2014 for a total investment amount of $100,000. The transaction was effected under Rule 506 of Regulation D.

(d)  None; not applicable.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2014	/s/ Juan Francisco Clerico
By Juan Francisco Clerico Oil & Gas Technology Consultants, Inc.